Schering substantiates announced reduction of 2,000 jobs

Berlin, November 16, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that in the context of the FOCUS initiative the company has initiated discussions on headcount reductions of 1,250 jobs globally with the responsible workers' representatives. In the area of production, particularly the increased cost pressures due to European and international competition make it necessary to concentrate on profitable core areas of active substance production.

In Germany, approximately 950 jobs are affected. 700 jobs will be reduced at the production site Bergkamen and 250 jobs in Berlin. About 300 jobs will be reduced at sites outside of Germany. In June 2004 Schering announced a headcount reduction of approximately 2,000 jobs globally. With today's disclosure this was further implemented. As of September 30, 2004 already more than 600 jobs were reduced. About 1,800 of the 2,000 jobs will be reduced by the end of 2005.

"The decision to reduce headcount has not been an easy task for us. But, we have to do everything to ensure the competitiveness of our company in the long term and thereby secure remaining jobs," said Dr. Joerg Spiekerkoetter, Executive Board member responsible for Finance and Personnel, Schering AG. "Half of the current headcount reduction in Germany has already been socially contracted. At the site in Bergkamen, we probably will not be able to avoid terminations of employment for operational reasons because we have to counteract receding demand and increased cost pressures in the area of active substance production for third parties."

These measures are part of Schering's FOCUS initiative, a comprehensive review of strategic, operational and organizational aspects.
With the headcount reduction as well as numerous other measures to increase efficiency, the company aims at achieving an operating profit margin of 18 per cent by 2006. The company anticipates one-time charges of in total EUR 70 million spread over 2004 and 2005 for the implementation.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Dr. Friedrich von Heyl, T: +49-30-468 152 96, friedrich.vonheyl@schering.de
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Find additional information at: www.schering.de/eng